UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of March 2007

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes                      No      X

Lisbon, March 14th 2007

INVESTOR RELATIONS DEPARTMENT Miguel Viana, Head of IR Elisabete Ferreira Ricardo Farinha Phone +351 210012834 Fax: +351 210012899 Email: ir@edp.pt Website: www.edp.pt

RESIGNATION OF A MEMBER OF THE GENERAL

AND SUPERVISORY BOARD

In accordance with article 249 of the Portuguese Securities Market Code and with CMVM Regulation no. 7/2001, EDP – Energias de Portugal, S.A. hereby informs that, on February 22nd, 2007, Mr. Carlos Jorge Feijoo Pereira Ribeiro has presented his resignation from the General and Supervisory Board.

EDP – Energias de Portugal, S.A.

EDP – Energias de Portugal, S.A.  Listed Company  Head Office: Praça Marquês de Pombal,12  1250-162 Lisboa  Portugal

Share Capital € 3 656 537 715 Registered with the Commercial Registry Office of Lisbon under no. 500697256 Company Tax Number 500697256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 19, 2007

EDP- Energias de Portugal, S.A.

By:	/s/ António Luís Guerra Nunes Mexia
Name:	António Luís Guerra Nunes Mexia
Title:	Chief Executive Officer